UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 11)


                           Universal Manufacturing Co.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   913708-10-3
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                                 (CUSIP Number)


                                  Donald Heupel
                                    President
                               405 Diagonal Street
                             Algona, Iowa 50511-0190
                                 (515) 295-3557
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    10/6/2003
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913708-10-3

   1.    Name of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Jeff A. Einfalt
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   2.    Check the Appropriate Box if a Member of a Group
                                                             (a)   [   ]
                                                             (b)   [   ]
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   3.    SEC Use Only
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   4.    Source of Funds

         PF

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   5.    Check If Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                         [   ]
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   6.    Citizenship or Place of Organization

                  United States of America
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Number of Shares             7.  Sole Voting Power             156,000 Shares
Beneficially Owned by
Each Reporting Person With
----------------------------  --------------------------------------------------

                             8.  Shared Voting Power               0

                              --------------------------------------------------

                             9.  Sole Dispositive Power        156,000 Shares

                              --------------------------------------------------

                            10.  Shared Dispositive Power          0
                              --------------------------------------------------

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person

                 156,000 Shares
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  12.    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       [   ]
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  13.    Percent of Class Represented by Amount in Row (11)

         19.12%
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  14.    Type of Reporting Person*

         IN
--------------------------------------------------------------------------------

Item 1.       Security and Issuer.
              -------------------

              The title of the class of equity securities to which this statement relates is common stock of Universal Manufacturing Co., 405 Diagonal Street, Algona, IA 50511.

Item 2.       Identity and Background.
              -----------------------

              Set forth below is information required by this Item with respect to each person filing this statement.

              (a)       Name; Jeff A. Einfalt

              (b)       5001 Vine St. #319
                        Lincoln, NE  68504

              (c)       Kinport Corp. - Agriculture
                        128 North 13th St. #1003
                        Lincoln, NE  68508

              (d)       None

              (e)       None

              (f)       USA

Item 3.      Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

              Personal Funds


Item 4.      Purpose of Transaction.
             ----------------------


              (a)        Depends on market conditions.

              (b)        None

              (c)        None

              (d)        None

              (e)        None

              (f)        None

              (g)        None

              (h)        None

              (i)        None

              (j)        None

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

              (a) 156,000 shares, which is 19.12% of the outstanding shares.

              (b)        Jeff A. Einfalt -  156,000 shares

              (c)        Bought 6,000 shares on October 6, 2003,
                         at $3.50 to $4.00 per share, purchased on the open market.

              (d)        None

              (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         ----------------------------------------------------------------------

              Not  applicable.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

              None.


                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete, and correct.

DATE:           October 6, 2003


SIGNATURE:      /s/ Jeff A. Einfalt
                ----------------------------
                Jeff A. Einfalt
                Independent Investor